February 27, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Division of Corporation Finance

Re:	3COM Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
     We refer to Kathleen Collins’ letter dated January 29, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended May 31, 2008 (the “Form 10-K”) and the Form 8-K filed on December 18, 2008 of 3Com Corporation (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Kathleen Collins’ letter immediately preceding our response thereto.
Form 10-K for the fiscal year ended May 31, 2008
General
1.	We note from disclosure on page 30 that H3C began as a joint venture with a subsidiary of Huawei Technologies, Ltd. We also note from Huawei’s website and a 2008 news article that Huawei conducts some operations in Iran, Syria and Sudan, countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please advise us whether H3C had or has any operations or business in any of these countries.

Response:

The Registrant confirms that H3C has never had and does not currently have any operations or business in Iran, Syria and Sudan.

While the Company is not aware of any of its products having a final destination of Iran, Syria, Cuba or Sudan, the Company acknowledges that once a product legally enters the

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

stream of commerce, it cannot prevent further resale or distribution of that product. Accordingly, some of its products could appear in unauthorized countries without the Company’s permission. Counterfeit product carrying the Company’s brand names but not produced by or associated with the Company may also appear in these countries. Therefore, products bearing the Company’s brand names (legitimately or otherwise) may be sold into these countries without the permission of or awareness by the Company. The Company includes clauses in all direct channel partner contracts requiring that the direct channel partner comply with applicable U.S. export control laws (including, without limitation, sanctioned country and sanctioned party restrictions applicable to countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls). The Company also uses an automated screening tool to screen transactions for sanctions.
2.	We note from disclosure on pages 37 and 82 that two of your geographic sales regions include Africa and Latin America. Sudan, located in Africa, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Sudan and Cuba, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

The Company has not had, does not currently have and has no current plans in the future to have, any business contacts with Sudan or Cuba, including through relationships with affiliates, distributors, resellers, subsidiaries, or other indirect arrangements. The Company does not promote any of its products or services in Sudan or Cuba.

In addition, the Company refers the Staff to the second paragraph of the Company’s response to Staff Comment 1 above.
3.	We also note from disclosure on pages 37 and 82 that one of your geographic sales regions includes the Middle East. By letter dated April 23, 2007, you previously advised the staff that Iran and Syria are not among the Middle Eastern countries in which you do business. Please tell us whether this continues to be the case, for your direct and indirect operations.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Response:

It continues to be the case that the Company does not conduct business in Syria or Iran. The Company does not have any direct or indirect operations in these countries. The Company does not promote any of its products in Syria or Iran.

In addition, the Company refers the Staff to the second paragraph of the Company’s response to Staff Comment 1 above.
4.	We note October and November 2002 news articles stating that LuxSat Middle East deployed services which included a voice and data network from your company. In addition, we note a 2002 interview in which LuxSat lists your company as a business partner. We also note that LuxSat made statements that it intended to introduce its services into several Middle Eastern countries, including Syria. Please tell us whether LuxSat has deployed your networks, solutions, products or services in Syria. Please advise us of any relevant terms of your business relationship or dealings with LuxSat, including a description of any written or oral arrangements or agreements, and whether you have any arrangements currently in effect with LuxSat, regarding deployment of your networks, solutions, products or services in Syria.

Response:

The Company currently has no relationship or arrangement with LuxSat. Based on the Company’s records, the only transactions the Company has conducted with LuxSat consist of the following: the Company shipped products worth $11,930 to LuxSat through a distributor in Dubai in April and May of 2002 and the Company provided professional services and additional products worth approximately $87,000 to LuxSat between June of 2002 and February of 2003 to implement a solution that included our NBX voice products in Egypt.

3Com has no knowledge of LuxSat deploying any of the Company’s networks, solutions, products or services in Syria. 3Com’s invoices to LuxSat for the transactions described in the immediately preceding paragraph included a statement that “resale, transfer or re-export to Cuba, Iran, Iraq, Libya, North Korea, Syria, or Sudan, or Nuclear, Missile, Chemical or Biological Weapons end-users or end-uses is prohibited without prior U.S. and/or local government approval.”

In addition, the Company refers the Staff to the second paragraph of the Company’s response to Staff Comment 1 above.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Risk Factors, page 22
5.	We note that the Company’s H3C subsidiary has benefited from tax concessions which began in 2004. Tell us the aggregate dollar per share affect on earnings per share for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

Response:

The Company respectfully notes the Staff’s comment. For the first 10 months of 3Com’s fiscal 2006, H3C was an unconsolidated joint venture; accordingly, the Company accounted for its share of H3C’s net income by applying the equity method. 3Com began consolidating H3C when it acquired an additional two percent interest on January 27, 2006. This acquisition provided the Company with a 51% majority ownership. Consolidation was effective on February 1, 2006. The total dollar benefit of the tax concession for the final two months of 3Com’s fiscal 2006 was approximately $1.3 million. This represents a benefit of $0.0034 per share, based on outstanding shares of approximately 386,801,000.

For 3Com’s fiscal 2007 the total dollar benefit of the concession was approximately $3.8 million. This represents a benefit of $0.0096 per share, based on outstanding shares of approximately 393,894,000. During this period, 3Com acquired the remaining interest in H3C and now owns 100% of this entity. For fiscal 2008 the total dollar benefit of the concessions was approximately $7.3 million. This represents a benefit of approximately $0.0182 per share, based on outstanding shares of approximately 399,524,000.

For the periods discussed above, the Company determined that the effect of the tax concession was not material to the Company’s financial results. In these periods, 3Com was not profitable. For example, in fiscal 2007, 3Com had a net loss of $88.6 million, or $(0.22) per share and in fiscal 2008 the Company had a net loss of $228.8 million, or $(0.57) per share. The impact of the tax concession was determined to be immaterial to these results. In addition, the Company has provided significant disclosures concerning the current and potential future statutory tax rates and concessions applicable to H3C in China. The Company believes these disclosures provide a fulsome understanding of H3C’s tax status and the impact tax concessions have had, and may possibly have in the future, on the Company’s results and the possible risk related thereto.

The Company will continue to evaluate the aggregate dollar per share affect on earnings per share for all periods presented and, if material, will disclose this information pursuant to SAB Topic 11C in future filings.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
6.	We note your disclosure on page 13 that you have experienced declining sales due to price competition and reduced incoming order rate. However, your discussion of the results of operations does not describe the extent to which changes in revenues from period to period are due to price reductions or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of the impact of pricing pressures on your business results. Note that this comment also applies to your filings on Form 10-Q.

Response:

The Registrant respectfully notes the Staff’s comment.

In future filings, to the extent price competition and/or reduced incoming order rate constitutes a material underlying reason for a change in 3Com’s results, the Registrant will disclose that information in the MD&A section of the relevant filing.
7.	There are many instances where two or more sources of a material change have been identified, but the quantitative and/or qualitative factors for each source that contributed to the change were not disclosed (e.g., increases in customer wins for security sales, impact of H3C on operations versus operations in other regions, volume data is not provided for revenue growth, factors impacting gross margin are not quantified, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying and/or qualifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 34-26831 and how you intend to comply with such guidance.

Response:

The Registrant respectfully notes the Staff’s comment. In drafting its MD&A disclosure the Company carefully considers the Staff and Commission’s MD&A guidance (the “Guidance”). As is consistent with the Guidance, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures and seeks to eliminate immaterial information that would serve to confuse or dilute the material disclosures.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

When describing multiple factors that impacted results, the Company primarily uses the following disclosure methods:
•	Placing the list of factors in order of magnitude, with the largest factor appearing first;

•	Providing quantitative data, where material to an understanding of overall financial results or the relevant change in results (for example, on page 39 of the Form 10-K the Registrant disclosed material quantitative changes in the discussion of general and administrative expenses);

•	Using qualitative language that provides context for the relative importance of multiple factors (such as the use of the words “to a lesser extent”); and

•	Providing qualitative discussion of important factors (for example on page 37, the Company disclosed that North America sales were negatively impacted by the apprehension in the marketplace concerning the Company’s terminated acquisition by affiliates of Bain Capital).
The Registrant considers in its disclosure the Staff’s Guidance that a company should focus its disclosure on the most material and important factors so as not to dilute disclosure to investors with a significant amount of immaterial information. In this regard, the Company seeks to highlight the material factors in favor of merely quantifying each item as a matter of course.

In future filings, the Company will make appropriate disclosure to explain multiple sources of material changes in results by use of quantitative data and/or meaningful qualitative statements as is necessary to an understanding of those changes or the Company’s overall financial results. The Staff’s comment regarding providing comparative headcount data also is noted, and the Company will consider appropriate disclosure in future filings where material to the overall discussion.
Liquidity and Capital Resources, page 44
8.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows pursuant to the guidance of Section IV of SEC Release No. 33-8350. In your response, please provide us with an explanation for why significant changes in operating assets and liabilities occurred from fiscal 2007 to 2008.

Response:

The Registrant respectfully acknowledges the Staff’s comment. The Company believes it has provided material information with respect to underlying reasons for changes in operating cash flows. The Company, however, concurs with the Staff that additional disclosure regarding the reasons for material changes in the Company’s operating assets and liabilities that constitute a part of the Company’s operating cash flows would be

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

beneficial to the reader of the financial statements. In future filings, the Company will supplement its disclosure to include more descriptive analysis of the changes in its operating assets and liabilities.

The underlying reasons for changes in the Company’s operating cash flow as reported in the Form 10-K consisted of (1) significant non-cash charges in 2008 that were included in net loss and therefore were important to disclose and (2) changes in operating assets and liabilities. The Company’s disclosure identifies the non-cash charges included within net loss that are adjustments to net loss as part of the calculation of operating cash flow.

The primary reason for the change in operating assets and liabilities was payment of H3C EARP program bonuses that have been disclosed on page 85 of the Form 10-K. The Company’s discussion of changes in operating assets and liabilities, however, could benefit from additional disclosure concerning the underlying reasons for material changes in operating assets and liabilities within the Liquidity and Capital Resources section of the Form 10-K. Accordingly, the Company will in future filings consider additional disclosure to address the Staff’s comment. The following is an example of disclosure the Company intends to include in future filings in this regard (using the disclosure in the latest Form 10-K):

“Net cash provided by operating activities was $54.9 million for fiscal 2008 compared to $165.5 million for fiscal 2007. The $110.6 million dollar decrease is primarily a result of working capital increases during 2008 of approximately $29.3 million compared to working capital decreases in 2007 of approximately $123.7 million partially offset by increases in cash generated in 2008 after adjusting net loss for certain non-cash items included in net loss such as a goodwill impairment, depreciation and amortization, and stock-based compensation expense. The material changes in non-cash items include the previously-disclosed $158.0 million adjustment for goodwill impairment relating to the Company’s TippingPoint business and $136.0 million for depreciation and amortization that includes higher amortization than the prior year primarily due to the inclusion of H3C amortization expenses for the entire fiscal year of 2008. The fiscal 2007 amortization expense includes amortization of intangibles acquired when 3Com acquired the remaining 49% of H3C on March 29, 2007 through March 31, 2007 as the Company records H3C results on a two month lag.

The net change in operating assets and liabilities of ($29.3) million was primarily related to a decrease in other liabilities of ($65.3) million, mostly due to payment of a tranche of the previously-disclosed change in control-related portion of the H3C EARP program that was accrued for in the prior fiscal year (please refer to page 85, Note 21, where the registrant describes the EARP program and discloses cumulative amounts accrued for and amounts paid under this plan during fiscal 2008.). The change was also impacted by a decrease in accounts payable of ($22.9) million, primarily due to the timing of payments. The decrease in operating liabilities was partially offset by reductions in inventories of $32.6 million, primarily relating to consumption of inventory related to

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

increased sales in the current fiscal year, and a reduction in other assets of $18.4 million as a result of decreases in other prepaid expenses and VAT and income taxes receivable during the fiscal year.”
9.	We note your risk factor disclosure on page 22 regarding restrictions on H3C’s ability to make dividends and payments to you. Please tell us what consideration you gave to discussing the implications of this issue in this section. See Item 303(a)(1) of Regulation S-K.

Response:

The Registrant respectfully refers the Staff to the Company’s disclosure on page 46 in the MD&A section where it discloses, among other restrictions, the restrictions on H3C’s ability to make dividends and payments to other parts of 3Com. The implications of this restriction are discussed in the risk factors section because the Company views this restriction primarily as a possible risk. During the preparation of the Form 10-K, the Company evaluated its disclosure of the H3C dividend restrictions in the MD&A section and concluded that additional disclosure was not required by Item 303 (a)(1) of Regulation S-K. In future filings, the Company will continue to evaluate the relevant facts and circumstances at the time of the applicable filing and make required disclosures, if any, under Item 303(a)(1).
Note 2. Significant Account Policies
Revenue Recognition, page 56
10.	We note from the fiscal 2006 financial statements provided for the H3C acquisition pursuant to Rule 3-05 of Regulation S-X in the Form 8-K filed on June 7, 2007 that the Company recognized revenue for software sales pursuant to SOP 97-2. Please confirm which of your products within the H3C segment are accounted for pursuant to SOP 97-2. If some of the products are recognized pursuant to SAB 104, please tell us how the Company considered the guidance in footnote 2 to SOP 97-2 in determining that software is incidental to the product as a whole. Further, tell us how often the Company assesses your products to determine whether SOP 97-2 should be applied to your contracts. Additionally, if practicable, tell us how the Company considered disclosing which reporting segments and/or product lines are accounted for pursuant to SOP 97-2.

Response:

The products sold by H3C subject to the accounting guidance in SOP 97-2 are as follows: network management software and network security software. The total revenue for these products amounted to approximately $7.3 million for H3C’s fiscal year 2007, or less than 1% of consolidated 3Com revenues.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

H3C sells products that have embedded software that are recognized pursuant to SAB 104. In this regard, the Company considered the guidance in footnote 2 to SOP 97-2 in order to determine for each product line whether the embedded software is incidental to the hardware. These considerations included:
•	A lack of significant focus of the marketing effort — H3C’s marketing efforts are principally for hardware and H3C conducts no significant marketing efforts for the firmware in any of its software-enabled products, as the firmware (as such embedded software is commonly called) is not marketed or sold separately;

•	Post-contract customer support provided is not limited to software support — customers purchasing H3C hardware products are entitled to warranty releases to repair problems contained in embedded firmware, in addition to their rights with respect to problems associated with hardware; the Company provides reserves for the estimated cost of these obligations; and

•	No significant costs incurred within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed — H3C has not incurred significant software development costs within the Scope of Statement No. 86.
Accordingly, 3Com has concluded that SAB 104 is the applicable accounting guidance for determining revenue recognition for its H3C product sales with the exception of the immaterial software sales noted above. Management assesses products on a quarterly basis to determine whether SOP 97-2 should be applied.

The majority of products sold within our TippingPoint segment, other than services are accounted for under SOP 97-2. The Company’s TippingPoint segment sells a software product called Digital Vaccine that is marketed separately from other products and services and is accounted for in accordance with SOP 97-2. In the Company’s next Form 10-Q, the Registrant will refer to the specific segment to which SOP 97-2 is applied within the revenue recognition note.
11.	If H3C sales accounted for pursuant to SOP 97-2 are material, please explain the methodology used to determine vendor specific objective evidence (“VSOE”) of maintenance and other services included in your multiple element arrangements. In your response, describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Further, if VSOE varies from customer to customer, tell us how you can reasonably estimate VSOE. Additionally, please tell us the volume and range of standalone sales used to establish VSOE for maintenance and other services for both your H3C and TippingPoint reporting segments.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Response:

The Registrant respectfully submits that separate software sales in H3C subject to SOP 97-2 were not material.

TippingPoint has established Vendor Specific Objective Evidence (VSOE) of maintenance under the substantive renewal rate approach. The TippingPoint segment stratifies their population by customer type. During fiscal year 2008, the Company’s TippingPoint segment had in total, approximately 1,300 standalone maintenance transactions. The Company performed an analysis on these standalone maintenance sales and has demonstrated that approximately 85% of the maintenance renewals were priced within a reasonably narrow range (+/-15%) of the stated renewal rate. Accordingly, the stated renewal rate is considered to be substantive and consistent with the prices customarily charged to similar customers. Other services in the TippingPoint segment were less than $300K in fiscal 2008 (total TippingPoint segment sales in fiscal 2008 were approximately $104.1 million) and are considered to be immaterial.
12.	We note from the Company’s response to prior comment 5 in your letter dated April 23, 2007 that you would revise the disclosure in the revenue recognition footnote to indicate that “...sales of services, including professional services, system integration, project management and training, are recognized upon the completion of performance.” However your current disclosure indicates that revenue is recognized upon “delivery of the service.” Please advise, as your current disclosure is still unclear in indicating that revenue is recognized upon completed performance.

Response:

The disclosure was changed in response to the prior Staff comment in our fiscal 2007 Form 10-K; Note 2 on page 63 to “... sales of services, including professional services, system integration, project management and training, are recognized upon the completion of performance.” In fiscal 2008 the disclosure was inadvertently changed back to the original disclosure. In future filings, the Company will change the disclosure back to “... sales of services, including professional services, system integration, project management and training, are recognized upon the completion of performance.”
Note 4. Restructuring Charges, page 63
13.	We note your disclosure on page 39 that further restructuring actions may be taken if your business activity declines or additional cost reduction efforts are necessary. Tell us how the Company considered disclosing the total amount expected to be incurred in connection with your restructuring activities pursuant to paragraph 20(b)(1) of SFAS 146. In addition, please explain further the $13.3 million credit adjustment in fiscal 2007 and revise your disclosures to clearly indicate to what activities and to which action plans these adjustments relate.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Response:

The Registrant respectfully notes that the disclosure stating further restructuring actions may be taken if necessary was intended to provide notice to investors that if certain future circumstances dictate, additional restructuring actions could be required. There were no actual plans for such additional restructuring at the time of the filing.

During fiscal 2007, we recorded a $13.3 million credit relating to restructuring actions initiated in prior periods. The credit was comprised of the following items:
(1)	An $8.8 million gain on the sale of the Company’s Santa Clara, California facility. Due to the relocation of the Company’s headquarters from Santa Clara, California to Marlborough, Massachusetts, shut down costs associated with the relocation were charged to restructuring in years prior to 2005. The gain on the sale of this facility was credited to restructuring as it was deemed an integral part of the restructuring of the operations.

(2)	Approximately $4.2 million related to reversals of accruals for employee separation expenses recorded primarily in 2005 and 2006. These adjustments relate to separated employees having forfeited their right to continue to receive severance payments after having secured alternative employment; and

(3)	Approximately $0.3 million due to reversals of other restructuring costs for which the Company had previously accrued as an expense and the underlying obligation had been fulfilled during the reporting period.
In future filings, the Company will expand the disclosures of restructuring actions to clarify the activities and actions plans to which material charges and credits relate.
Note 8. Property and Equipment, page 67
14.	Your disclosures on page 68 indicate that the Company continues to carry the Hemel Hempstead land, which was damaged in December 2005 as “held for use” in your balance sheet. Please tell us the carrying balance for this land at each balance sheet date. Also, tell us how you accounted for the $28 million of insurance proceeds received in fiscal 2007 and tell us the specific guidance you relied upon for both accounting and classification purposes.

Response:

The Registrant respectfully notes the carrying value of the Hemel Hempstead land was $1.7 million as of each balance sheet date presented. The Company reviewed the requirements of SFAS 144, and since the Company concluded it did not meet all of the requirements to classify the asset as “held for sale,” the Company classified the asset as “held for use.” Please note the disclosure on page 69 where the Company noted: “Any

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

sale would be contingent on UK government agencies allowing reconstruction of the building. We believe this process will take more than one year and as a result we have kept the land classified as held for use.” At the end of fiscal 2008 the Company obtained a valuation analysis of the land. The fair market value was determined to be greater than the Company’s carrying value.

On December 11, 2005, our Europe, Middle East and Africa headquarters facility in Hemel Hempstead, United Kingdom was damaged by an explosion at a third-party oil depot facility which occurred approximately one quarter mile from our facility. We had sufficient insurance and recourse against third parties so that losses incurred by us in connection with this explosion did not have a material adverse effect on our results of operations. Since the explosion, the building has not been used for operations and the carrying amount of the building was reclassified in fiscal 2006 from property and equipment to other non-current assets and the associated depreciation had been ceased.

During fiscal 2007, the Company received $28 million of insurance proceeds which were reported as cash inflows from investing activities and included in the in the line item, “Proceeds from the sale of property and equipment.” The Company recorded a gain, net of the carrying value of related other non-current assets and costs in other income of approximately $3 million. In determining the held for use classification, the Company concluded that the land did not qualify as held for sale based upon the criteria set forth in SFAS 144 paragraph 30 and the guidance in paragraph 31. The Company recognized a net gain in 2007 based upon the guidance in FIN 30, paragraph 2 and paragraph 3. Due to the damage incurred, the building had not been used by the company as an operating asset since 2005 and the Company classified the net gain on insurance proceeds as other income below operating income.
15.	Tell us how you considered presenting the weighted-average amortization period, in total and by major intangible asset class, versus the “weighted-average remaining life” pursuant to paragraph 44(a)(3) of SFAS 142.

Response:

The Registrant respectfully notes that the “weighted-average remaining life” is meant to represent the remaining period over which the assets are expected to be amortized. The Company will change the heading in future filings to “weighted-average remaining amortization period” so that the disclosure is more clear to the reader.

The Registrant notes that it also disclosed on page 57 that: “Amortization is computed over the estimated useful lives of the respective assets, generally 2-7 years.”

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

16.	Tell us how you considered presenting the changes in the carrying amount of goodwill during the period for each reporting segment pursuant to paragraph 45(c) and Illustration 1 in Appendix C of SFAS 142. In your response please provide us with this information as of May 31, 2008 and November 30, 2008.

Response:

The Registrant respectfully submits that of the four reportable segments the Company reported for fiscal 2008, only the TippingPoint and H3C segments included goodwill. The Company performed goodwill impairment testing for TippingPoint and H3C as of April 25, 2008. As a result of this test, the Company recorded a goodwill impairment charge in the TippingPoint segment of $158.0 million. Goodwill in the Company’s H3C segment was determined not to be impaired.

The Company provided a roll forward of goodwill for its TippingPoint segment for the year ended May 31, 2008, in note 9 on page 69. For the year ended May 31, 2007 the only changes to goodwill were the acquisitions disclosed in note 3, for which the segment that all material goodwill that was acquired was disclosed.

The Registrant believes that all required disclosures were included in the document; however the format suggested in SFAS 142, Appendix C would be clearer and the company will present the information in this format in future filings.

There have been no significant changes to goodwill since the end of fiscal 2008. During the quarter ended August 29, 2008, the Company changed its reporting segments and internal reporting such that we have two primary businesses, our Networking business and TippingPoint Security business. The goodwill associated with the TippingPoint segment was unaffected by this change, while the goodwill associated with the H3C segment was allocated to the China-based Sales segment of the Networking business. The carrying amounts of goodwill by segment and total as of May 31, 2008 and November 30, 2008 were as follows (in $,000):

	TippingPoint	H3C
	Segment	Segment	Total
Balance as of June 1, 2007	$311.4	$455.0	$766.4
Goodwill acquired during the year (deferred tax adjustment)		.9	.9
Impairment losses	(158.0)	—	(158.0)
Balance as of May 30, 2008	$153.4	$455.9	$609.3

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

	TippingPoint	China-based Sales
	Segment	Segment	Total
Balance as of May 30, 2008	$153.4	$455.9	$609.3
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
Balance as of November 30, 2008	$153.4	$455.9	$609.3
17.	We note that the Company determined the value of the H3C and TippingPoint reporting units using the “assistance of a third party valuation specialist.” Please describe further the nature and extent of the Company’s reliance on the valuation specialist in determining the fair value of your reporting units for the purpose of testing goodwill for impairment. Additionally, tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist.

Response:

The third party valuation specialist provided assistance with certain key assumptions and performed calculations of fair value for the Company’s H3C and TippingPoint segments using both an income approach and a market approach. The Registrant, however, determined the final fair value of both segments. The same specialist performed calculations for management in accordance with SFAS 142 step 2 related to the Company’s TippingPoint segment to help determine the impairment amount recorded and presented. Management reaffirms that it is responsible for the appropriateness of the valuation and amount of impairment recorded.

Based on the foregoing, the Company concluded that the information provided by the valuation specialist was not being directly set forth in the Company’s SEC filings. The impairment amounts presented were determined by management based on assumptions generated by management and certain assistance provided by the specialist.

Since information from the third party valuation specialist was not directly set forth in the filing the Company did not consider Rule 436(b) of Regulation C to be applicable.

In future filings, the Company will not reference the use of the third party valuation specialist or other similar parties unless the information received or passed upon by such third party is set forth in the filing and disclosed upon the authority of or in reliance upon such third party as experts. In such cases, the Company will obtain and file as an exhibit to the filing the written consent of such third party.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Note 17, Income Taxes, page 76
18.	Please explain further the following disclosures in your income tax footnote:
•	Tell us what the $6.1 million revaluation of the H3C deferred assets and liabilities relate to and tell whether this relates to a prior period. If so, tell us how you determined that recognizing this adjustment in fiscal 2008 is appropriate.

•	Your disclosures in Note 17 refer to the “net effect” of the revaluations, which based on your disclosures on page 40 appear to be net of the recognition of previously unrecognized tax benefits of $13.2 million resulting from the effective settlement of certain foreign examinations. Please explain further what this benefit relates to and tell us why you did not include a discussion of this amount in your audited footnotes. In addition, tell us where this benefit is reflected in the tax reconciliation table.

•	Please explain the reason for the $273.3 million increase in the valuation allowance during fiscal 2008 and tell us specifically to which deferred tax assets the valuations relate. In this regard, it appears that the foreign loss carryforwards with an unlimited carryforward period increased significantly from fiscal 2007 ($18.6 million) to fiscal 2008 ($319 million) as did the foreign capital loss carryforwards $22.4 million in fiscal 2008 and no mention in fiscal 2007). Tell us if these foreign carryforwards relate to H3C’s operations and if so, explain further both the positive and negative evidence you considered in establishing the valuation allowance and specifically how you considered H3C’s profitability in your analysis.
Response:

Effective January 1, 2008, the People’s Republic of China introduced a new unified tax law. The law was enacted on December 6, 2007. This new law introduced amended tax rates for most enterprises. The $6.1 million adjustment was made to revalue the Company’s H3C subsidiary’s deferred tax assets and liabilities to the amended future rates at which the underlying temporary differences are expected to reverse. The adjustment did not relate to a prior period. The effect of this revaluation was included in fiscal 2008 as prescribed in FAS 109 paragraph 27.

The purpose of the disclosure on page 40 under the caption “Income Tax Benefit/(Provision)” was to give the reader an understanding of the main components of the tax benefit or provision for the period, and to compare this with the provision or benefit for the prior period. The two main components of the fiscal 2008 tax benefit were (a) the benefit associated with the recognition of previously unrecognized tax benefits as a result of the effective settlement of certain foreign tax examinations — $13.2 million benefit, and (b) the expense associated with revaluing the deferred tax assets and liabilities relating to the Chinese subsidiary, H3C, as a result of the change in tax rates in China referred to above — $6.1 million expense. The “net effect” referred to in the

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

disclosure is the net effect of revaluing the deferred tax assets and the deferred tax liabilities. There was no connection between the $13.2 million benefit relating to the effective settlements and the net $6.1 million deferred tax balances revaluation in China. The Company has disclosed the nature of the $13.2 million benefit within Note 17, page 81 by noting, “During the fourth quarter of fiscal year 2008 we effectively settled the examination of a Singapore subsidiary’s returns for fiscal years 1999 to 2002, and also an examination of a Netherlands subsidiary’s return for fiscal year 1997. As a result of these settlements, we have recognized previously unrecognized tax benefits totaling $13.2 million.”

The benefit relating to the effective settlements is included in the reconciliation table in Note 17 under the caption “Provision for combined foreign and U.S. taxes on certain foreign income at rates greater than U.S. rates”.

During fiscal 2008 the Company carried out an analysis of the assets and liabilities underlying the categories of deferred tax balances disclosed under FAS 109 paragraph 43. As a result of that analysis the Company determined that some of the amounts previously disclosed were presented on a net basis rather than presenting both the gross deferred tax balances and the associated valuation allowances and that certain valuation allowances had been presented as a deferred tax liability verses a valuation allowance.
Accordingly, in the Company’s fiscal 2008 Form 10-K the Company updated the disclosure in Note 17 to present the gross deferred tax assets and associated valuation allowances.

The valuation allowances relate to the gross deferred tax assets disclosed on page 79 and primarily include loss carry forwards generated during prior periods, in the US and other foreign jurisdictions other than China. The foreign losses do not relate to H3C’s operations. There is no valuation allowance associated with our China operations. The valuation allowances are primarily associated with the US and international operations outside of China that have experienced significant losses in recent years. The revised presentation that appropriately disclosed both the gross deferred tax balances and related valuation allowances did not change previously reported consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ equity, or consolidated statements of cash flows.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Item 9A. Controls and Procedures, page 86
19.	We note your statement on page 87 to the effect that there can be “no assurance” that disclosure controls and procedures will operate effectively under all circumstances. In future filings, to the extent you retain such disclosure, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level. See Section II.F.4 of SEC Release No. 34-47986.

Response:

In future filings the Registrant will remove the “no assurance” statement referenced by the Staff. Accordingly, the Company will delete the following sentence: “Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.”
Item 11. Executive Compensation (incorporated from definitive proxy materials)
Compensation Discussion and Analysis, Components of Executive Compensation
Cash Incentive Bonus, page 43
20.	We note that you have omitted the target corporate performance goals which are based on revenue, gross margin, non-GAAP operating profit as defined in your disclosures. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please confirm that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction.

Response:

The Registrant respectfully notes the Staff’s request for confirmations on the omission of target corporate performance goals in the proxy statement. The Registrant hereby confirms it is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets in its proxy statement and has prepared and maintains a competitive harm analysis that supports the Registrant’s reliance on that instruction.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

Grants of Plan-Based Awards in 2008 Fiscal Year, page 56
21.	Please explain why you have included payouts under your equity incentive plan in columns (i) and (j) of this table, instead of columns (f) through (h). See Item 402(d)(2)(iv) of Regulation S-K.

Response:

The Registrant has reviewed the item noted above and respectfully agrees that the amounts listed in columns (i) and (j) are more accurately includable in one or more of the columns (f), (g) or (h). The Registrant presented this data in columns (i) and (j) because there are no performance goals tied to the payout. After further review, however, the Company agrees that the numbers can be included in the “target” column (g) of the table, and the Company will do so in future filings. Please note that the disclosed amounts would not change under either approach.
Form 8-K filed on December 18, 2008
22.	We note your disclosure of adjusted EBITDA in Exhibit 99.3. Based on your disclosures on page 46 of your fiscal 2008 Form 10-K, it appears that interest expense is impacted by a leverage ratio based on EBITDA “as defined in the Credit Agreement.” Please confirm if the only use of adjusted EBITDA is related to how interest rates are calculated and/or if there are any material covenants that exist related to adjusted EBITDA. Additionally, tell us how the Company considered providing further disclosures pursuant to the guidance of Questions 10 and 15 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

Adjusted EBITDA, as disclosed in Exhibit 99.3, is our subsidiary H3C Holdings Limited’s Adjusted EBITDA, and is used to calculate two of the financial covenant ratios under the Credit Agreement, namely the Interest Coverage Ratio and the Leverage Ratio. The Leverage Ratio determines the applicable margin over LIBOR that constitutes the interest rate on one of the two tranches of the H3C Holdings Limited loan. Accordingly, H3C’s Adjusted EBITDA is a factor in determining (1) whether the Company is in compliance with the Interest Coverage Ratio and (2) the margin over LIBOR for one tranche of the loan.

Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQs”) states that a company may be required to disclose a financial measure as calculated by a debt covenant as part of its MD&A “if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

investor’s understanding of the company’s financial condition and/or liquidity.” Using the Staff’s guidance, the Company carefully considered whether the Adjusted EBITDA measure as calculated under the credit agreement should be disclosed in the MD&A section. The Company concluded that it was not required to be disclosed because the Company’s existing MD&A disclosure provided the material information necessary for an understanding of the Company’s financial condition and liquidity. The Company considered the following factors in making its conclusion:

•	The Adjusted EBITDA measure of the H3C Holdings Limited entity is not a measure used by management to manage its business; and

•	The Company already discloses material information concerning its bank covenants, including the following:
– detailed information on the calculation of the interest rates under each tranche of the bank loan, including disclosure that EBITDA is a component of the calculation for one tranche (MD&A);

– quantitative disclosure of the specific Leverage Ratio covenant ratios that would yield different margins over LIBOR in calculating the interest rate for one tranche (MD&A);

– disclosure of the actual interest rates under each tranche (MD&A);

– disclosure of each of the other material covenants and restrictions applying to the Company and H3C as a result of the credit agreement (e.g., covenants restricting debt incurrence)(MD&A);

– disclosure that the Company has been in compliance with its loan covenants for the relevant period (financial footnotes); and

– disclosure of certain financial measures for H3C Holdings Limited, including Adjusted EBITDA (exhibit to the Form 8-K prepared in connection with 3Com’s quarterly earnings release); the Company provides this data to its lenders and determined to simultaneously make this information available to the public because it may be useful to some investors.
In respect of the Staff’s reference to Question 15 of the FAQs, the Registrant will in future filings comply with the SEC rules on non-GAAP financial measures with respect to the Adjusted EBITDA measure disclosed in Exhibit 99.3 and referenced by the Staff. The Company anticipates reconciling this measure to H3C Holdings Limited’s net income.
* * * * *

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
February 27, 2009

In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (508) 323-1394.

Very truly yours, 3COM CORPORATION
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation

cc: Melissa Feider